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FEB 25 2016

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69111

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMMENDA SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 POWERS FERRY ROAD, SUITE 600 - 231
(No. and Street)

ATLANTA, GA 30339
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Curtis Weeks 678-679-8642
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bennett Thrasher, CPA
(Name – *if individual, state last, first, middle name*)

One Overton Park, 3625 Cumberland Blvd, Suite 1000, Atlanta, GA 30339
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN RUNNINGEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMMENDA SECURITIES, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMBER SHAWN PETTY
NOTARY PUBLIC
Fulton County
State of Georgia
My Comm. Expires June 24, 2017

Signature

Principal and Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMENDA SECURITIES, LLC

(A Georgia Limited Liability Company)

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED

DECEMBER 31, 2015

CONTENTS

BENNETT B|T THRASHER

Report of Independent Registered Public Accounting Firm

To the Member of Commenda Securities, LLC

We have audited the accompanying financial statements of Commenda Securities, LLC (a Georgia limited liability company) (the Company), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Commenda Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Commenda Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule 1, Computation of Net Capital under Rule 15c3-1, Schedule 2, Computation for Determination of Reserve Requirements under Rule 15c3-3, and Schedule 3, Information Relating to the Possession or Control Requirements under Rule 15c3-3 as of December 31, 2015, have been subjected to audit procedures performed in conjunction with the audit of Commenda Securities, LLC's financial statements. The supplemental information is the responsibility of Commenda Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Bennett Thrasher LLP

February 23, 2016
Atlanta, Georgia

A LIMITED LIABILITY PARTNERSHIP OF CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS
One Overton Park 3625 Cumberland Boulevard Suite 1000 Atlanta, Georgia 30339 phone 770.396.2200 fax 770.390.0394 www.btcpa.net

BETTER TOGETHER™

EXHIBIT A

COMMENDA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION

	December 31, 2015
ASSETS	
Cash & Cash Equivalents	$65,142
Accounts Receivable	1,000
Prepaid Expenses	3,940
Other Assets	200,000
TOTAL ASSETS	**$270,082**
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts Payable	$3,295
Consulting Fees Payable	155,819
Customer Retainer	10,975
Due to Related Parties (Note 2)	500
TOTAL LIABILITIES	**$170,589**
MEMBER'S EQUITY	
Member's Equity (EXHIBIT C)	$99,493
TOTAL MEMBER'S EQUITY	**$99,493**
TOTAL LIABILITES AND MEMBER'S EQUITY	**$270,082**

The Accompanying Notes are an Integral Part of these Financial Statements

EXHIBIT B

COMMENDA SECURITIES, LLC
STATEMENT OF OPERATIONS

	Year Ended December 31, 2015
REVENUE	**$428,419**
COSTS AND EXPENSES	
Floor Brokerage, Exchange and Clearing Fees	25,388
Occupancy	3,025
Communications & Data Processing	1,800
Other Expenses	336,859
TOTAL COSTS AND EXPENSES	367,072
NET INCOME	**$61,347**

The Accompanying Notes are an Integral Part of these Financial Statements

EXHIBIT C

COMMENDA SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY

	Year Ended December 31, 2015
Beginning Balance - January 1	$38,146
Capital Contributed	0
Net Income	61,347
Withdrawals	0
Ending Balance - December 31	**$99,493**

The Accompanying Notes are an Integral Part of these Financial Statements

EXHIBIT D

COMMENDA SECURITIES, LLC
STATEMENT OF CASH FLOWS

	Year Ended December 31, 2015
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$61,347
Adjustments to Reconcile Net Profit To Net Cash (Used) in Operating Activities:	
(Increase) Decrease in Operating Assets:	
Accounts Receivable	($1,000)
Due From Client	15,340
Prepaid Expenses	(2,359)
Other Assets	(200,000)
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	($2,445)
Consulting Fees Payable	155,819
Customer Retainer	10,975
NET CASH PROVIDED BY OPERATING ACTIVITIES	**$37,677**
CASH AT BEGINNING OF YEAR	**27,465**
CASH AT END OF YEAR	**$65,142**

The Accompanying Notes are an Integral Part of these Financial Statements

COMMENDA SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   A. Commenda Securities, LLC ("**Commenda**" or the "**Company**") was formed May 10, 2012. On May 15, 2013, the Company was approved by the Securities and Exchange Commission ("**SEC**") and Financial Industry Regulatory Authority ("**FINRA**") for the purpose of operating as a broker-dealer of securities. Commenda is registered with the SEC and regulated by FINRA and the Georgia Securities Commission. Pursuant to the registration, the Company must maintain a minimum net capital requirement of the greater of 6 2/3% of aggregate indebtedness or $5,000, and is not authorized to hold securities or funds for its customers. Commenda provides independent investment banking activities. Services include mergers and acquisitions and fairness opinions. The Company also provides private placement activity as an underwriter or selling group participant. Private placements will be done pursuant to Regulation D and may be a 504, 505 or 506 offering primarily in the real estate, automotive, business process, consumer products and distribution, education, energy, financial services, healthcare, medical, pharmaceutical and industrial development industries. The Company is a single member limited liability company owned 100% by Commenda Capital, LLC.

   B. The accompanying financial statements are prepared on the accrual basis of accounting.

   C. Fee income and the related expense are recorded as services are provided.

   D. Cash and cash equivalents include cash on hand, money market accounts and short term investments with maturities of less than ninety (90) days. For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety (90) days.

   E. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   F. Income taxes have not been provided as the Company's sole member elected to be treated as a disregarded entity for income tax purposes as provided in Treasury Regulations Section 301.7701-3. As such, the income or loss and credits are passed to the Member and combined with other income and deductions to determine taxable income on the Member's tax return.

      Commenda has adopted provisions of FASB Interpretation #48, Accounting for Uncertainty in Income Taxes (FASB ASC 740-10). Under this Interpretation, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. Commenda

has evaluated each of its tax positions and has determined that no provision for income taxes is necessary. The Company is subject to U.S. Federal, state and local tax examinations by tax authorities for years 2012 through 2014.

G. For the year ended December 31, 2015, one client represented 95% of revenue.

H. As of December 31, 2015, other assets consists of preferred stock in a non-public closely-held business. The shares were received in 2015 as partial payment for services provided. The shares were recorded upon receipt and at December 31, 2015 at estimated fair value using Level 3 inputs, as defined by accounting standards generally accepted in the United States. The Level 3 input used was the transaction price of a recently completed third-party transaction.

I. Subsequent Events: The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through February 24, 2016, the date in which the financial statements were issued.

2. RELATED PARTY TRANSACTIONS

On May 15, 2013, the Company entered into an expense sharing agreement with its Member. According to the terms of the agreement, Commenda reimburses the Member for a portion of its overhead expenses including rent, accounting, computer, internet and telephone. During the year ended December 31, 2015, the Company incurred costs to the Member in the amount of $6,025 under this agreement. As of December 31, 2015, Commenda owed $500 to the Member.

The Company has entered into consulting arrangements with various individuals that requires the Company to pay a consulting fee based on revenue generated. As of December 31, 2015, the Company had accrued $155,819 pursuant to such agreements. During the year ended December 31, 2015, the Company incurred consulting expenses of $332,055, which is included in other expenses in the accompanying statement of operations.

3. OFF BALANCE SHEET RISK

The Company is engaged in various activities with counterparties. In the event counterparties do not fulfill their obligations, Commenda may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

4. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or 6 2/3 of aggregate indebtedness as of May 15, 2014 and thereafter.

As of December 31, 2015, the Company had net capital of $44,553, which was $33,180 in excess of its required minimum net capital of $11,373. The Company's percentage of aggregate indebtedness to net capital was 382.89% as of December 31, 2015.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)
DECEMBER 31, 2015

	Year Ended December 31, 2015
TOTAL MEMBER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	**$99,493**
LESS NON-ALLOWABLE ASSETS	
Accounts Receivable	$1,000
Prepaid Expenses	3,940
Other Assets	50,000
Subtotal Non Allowable Assets	$54,940
Less: Haircut on Other Securities	$0
NET CAPTIAL	**$44,553**
AGGREGATE INDEBTEDNESS	
Payables	$159,114
Customer Retainer	10,975
Due To Related Parties	500
TOTAL AGGREGATE INDEBTEDNESS	**$170,589**
PERCENTAGE – Aggregate Indebtedness to Net Capital	382.89%
BASIS NET CAPITAL REQUIREMENT	
Net Capital (above)	$44,553
Minimum Net Capital Requirement (See Note A Below)	11,373
EXCESS NET CAPITAL	**$33,180**

Note A: Minimum net capital requirement pursuant to Rule 15c3-1 is the greater of 6 2/3% of aggregate indebtedness or $5,000.

Reconciliation with the Company's computation included in Part II, Form 17A-5 as of December 31, 2015. There is no difference between net capital in Part II, Form X-17A-5 as reported, as amended on February 10, 2015, and net capital as reported above.

SCHEDULE 2

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

SCHEDULE 3

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control of any customer funds or securities.

BENNETT B|T THRASHER

Report of Independent Registered Public Accounting Firm

To the Member of Commenda Securities, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Letter, in which (1) Commenda Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Commenda Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provision") and (2) Commenda Securities, LLC stated that Commenda Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Commenda Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Commenda Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bennett Thrasher LLP

February 23, 2016
Atlanta, Georgia

6300 Powers Ferry Road, Suite 600-231
Atlanta, GA 30339
770.858-0085

Broker Dealers Annual Exemption Letter

December 31, 2015

To whom it may concern:

Commenda Securities, LLC is a registered Broker Dealer subject to SEC rule 17a-5 (Reports to be made by certain brokers and dealers"). This exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief the company states the following:

Throughout the fiscal year ended December 31, 2015, the Company claimed an exemption to SEC Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

Commenda Securities has met the aforementioned exemption provisions through the most recent year ended December 31, 2015 without exception.

Sincerely,

John R. Runningen
Principal